Exhibit 99.1

Leju Reports First Quarter 2018 Results

BEIJING, May 28, 2018 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•                      Total revenues increased by 19% year-on-year to $81.5 million

•                      Revenues from e-commerce services increased by 40% year-on-year to $53.5 million

•                      Revenues from online advertising services increased by 5% year-on-year to $27.1 million

•                      Loss from operations was $31.5 million, a decrease of 32% from $46.3 million for the same quarter of 2017. Non-GAAP1 loss from operations was $27.1 million, a decrease of 35% from $41.8 million for the same quarter of 2017

•                      Net loss attributable to Leju Holdings Limited shareholders was $20.9 million, or $0.15 loss per diluted American depositary share (“ADS”), a decrease of 26% from $28.2 million, or $0.21 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $17.3 million, or $0.13 loss per diluted ADS, a decrease of 29% from $24.2 million, or $0.18 loss per diluted ADS, for the same quarter of 2017

“I’m pleased that our businesses returned to a growth trajectory in the first quarter of 2018 despite the overall market environment not showing signs of major improvement,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “Our e-commerce business had a strong recovery, benefitting from larger contribution from lower-tier cities and higher value per coupon. We also entered into annual framework contracts with many leading real estate developers. Our online advertising business achieved steady growth in the first quarter as a result of our big-data based suite of targeted advertising products, which continued to be well received by the market. Meanwhile, we further enhanced our media influence and content productivity through enhancing ‘Leju Finance’, our recently launched real estate vertical media platform, which helped lay a solid foundation for future growth. In addition, our efforts to streamline our cost structure began to show results in the first quarter. We will continue to improve our operational efficiency and aim to return to profitability. “

First Quarter 2018 Results

Total revenues were $81.5 million, an increase of 19% from $68.3 million for the same quarter of 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $53.5 million, an increase of 40% from $38.1 million for the same quarter of 2017, primarily due to increases in the average price per discount coupon redeemed.

Revenues from online advertising services were $27.1 million, an increase of 5% from $25.8 million for the same quarter of 2017, primarily due to an increase in property developers’ demand for online advertising.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from listing services were $0.9 million, a decrease of 79% from $4.4 million for the same quarter of 2017, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $18.7 million, an increase of 32% from $14.1 million for the same quarter of 2017, primarily due to increased cost of advertising resources purchased from media platforms, partially offset by decreased staff cost as a result of headcount change.

Selling, general and administrative expenses were $95.2 million, a decrease of 5% from $100.5 million for the same quarter of 2017, primarily due to lower staff cost as a result of headcount change.

Loss from operations was $31.5 million, a decrease of 32% from $46.3 million for the same quarter of 2017. Non-GAAP loss from operations was $27.1 million, a decrease of 35% from $41.8 million for the same quarter of 2017.

Net loss was $21.3 million, a decrease of 26% from $28.6 million for the same quarter of 2017. Non-GAAP net loss was $17.7 million, a decrease of 28% from $24.7 million for the same quarter of 2017.

Net loss attributable to Leju Holdings Limited shareholders was $20.9 million, or $0.15 loss per diluted ADS, a decrease of 26% from $28.2 million, or $0.21 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $17.3 million, or $0.13 loss per diluted ADS, a decrease of 29% from $24.2 million, or $0.18 loss per diluted ADS, for the same quarter of 2017.

Cash Flow

As of March 31, 2018, the Company’s cash and cash equivalents balance was $157.2 million.

First quarter 2018 net cash provided by operating activities was $1.0 million, primarily comprised of non-GAAP net loss of $17.7 million, partially offset by a decrease in customer deposit of $17.5 million.

Business Outlook

The Company estimates that its total revenues for the second quarter of 2018 will be approximately $106 million to $111 million, which would represent an increase of approximately 15% to 20% from $92.7 million in the same quarter in 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on May 28, 2018 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	+400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until June 5, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	+800-963-117
Mainland China:	+400-632-2162
Passcode:	4696567

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	March 31,
	2017	2018
ASSETS
Current assets
Cash and cash equivalents	150,968	157,159
Restricted cash	337	350
Accounts receivable, net	79,196	77,504
Contract assets	1,410	1,571
Marketable securities	3,077	3,115
Prepaid expenses and other current assets	9,945	9,104
Customer deposits	35,823	16,066
Amounts due from related parties	4,077	1,248
Total current assets	284,833	266,117
Property and equipment, net	14,240	14,176
Intangible assets, net	70,631	67,149
Investment in affiliates	146	132
Deferred tax assets	67,084	69,709
Other non-current assets	2,010	1,692
Total assets	438,944	418,975
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,950	1,968
Accrued payroll and welfare expenses	37,082	27,794
Income tax payable	63,380	56,428
Other tax payable	11,654	11,337
Amounts due to related parties	3,093	10,045
Advance from customers and deferred revenue	10,565	12,878
Accrued marketing and advertising expenses	18,852	22,617
Other current liabilities	16,315	18,239
Total current liabilities	163,891	161,306
Deferred tax liabilities	18,016	18,721
Total liabilities	181,907	180,027
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2017 and March 31, 2018, respectively	136	136
Additional paid-in capital	788,589	789,579
Accumulated deficit	(515,344)	(536,226)
Accumulated other comprehensive loss	(13,078)	(10,766)
Total Leju Holdings Limited shareholders’ equity	260,303	242,723
Non-controlling interests	(3,266)	(3,775)
Total equity	257,037	238,948
TOTAL LIABILITIES AND EQUITY	438,944	418,975

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2017	2018
Revenues
E-commerce	38,091	53,470
Online advertising	25,793	27,130
Listing	4,424	923
Total revenues	68,308	81,523
Cost of revenues	(14,130)	(18,675)
Selling, general and administrative expenses	(100,521)	(95,178)
Other operating income	71	830
Loss from operations	(46,272)	(31,500)
Interest income	283	287
Other income, net	128	2,837
Loss before taxes and loss from equity in affiliates	(45,861)	(28,376)
Income tax benefit	17,293	7,117
Loss before loss from equity in affiliates	(28,568)	(21,259)
Loss from equity in affiliates	(76)	(19)
Net Loss	(28,644)	(21,278)
Less: net loss attributable to non-controlling interests	(471)	(416)
Loss attributable to Leju Holdings Limited shareholders	(28,173)	(20,862)

Loss per share:
Basic/ Diluted	(0.21)	(0.15)
Shares used in computation of loss per share:
Basic/ Diluted	135,541,514	135,763,962

Note 1

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.2881 on March 31, 2018 and USD1 = RMB6.4088 for the three months ended March 31, 2018

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2017	2018

Net loss	(28,644)	(21,278)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	1,243	2,209

Comprehensive loss	(27,401)	(19,069)

Less: Comprehensive loss attributable to non-controlling interest	(478)	(518)

Comprehensive loss attributable to Leju Holdings Limited shareholders	(26,923)	(18,551)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2017	2018

GAAP loss from operations	(46,272)	(31,500)
Share-based compensation expense	1,422	979
Amortization of intangible assets resulting from business acquisitions	3,031	3,450
Non-GAAP loss from operations	(41,819)	(27,071)

GAAP net loss	(28,644)	(21,278)
Share-based compensation expense (net of tax)	1,422	979
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,570	2,633
Non-GAAP net loss	(24,652)	(17,666)

Net loss attributable to Leju Holdings Limited shareholders	(28,173)	(20,862)
Share-based compensation expense (net of tax and non-controlling interests)	1,414	971
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,570	2,633
Non-GAAP net loss attributable to Leju Holdings Limited shareholders	(24,189)	(17,258)

GAAP net loss per ADS — basic/ diluted	(0.21)	(0.15)

Non-GAAP net loss per ADS — basic/ diluted	(0.18)	(0.13)

Shares used in calculating basic GAAP / non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	135,541,514	135,763,962
Shares used in calculating diluted GAAP / non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	135,541,514	135,763,962

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2017	2018
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	43,449	19,678
Number of discount coupons redeemed (number of transactions)	18,987	13,799